Exhibit 12.1

HARBINGER GROUP INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

	Predecessor			Successor
			Period from October 1, 2008 through August 30, 2009	Period from August 31, 2009 through September 30, 2009
	Year Ended September 30,				Year Ended September 30,		Three Month Period Ended
	2007	2008			2010	2011	January 2, 2011	January 1, 2012
	(In millions, except ratios)
(Loss) income from continuing operations before income taxes	$(507.2)	$(914.8)	$1,123.4	$(20.0)	$(132.3)	$50.7	$6.0	$85.1
Add back fixed charges:
Interest expense	255.8	229.0	172.9	17.0	277.0	249.3	58.1	55.9
Estimated interest within rental expense	10.6	12.4	7.4	0.8	10.1	13.9	3.5	2.7

Total fixed charges	266.4	241.4	180.3	17.8	287.1	263.2	61.6	58.6

(Loss) income from continuing operations before income taxes and fixed charges	(240.8)	(673.4)	1,303.7	(2.2)	154.8	313.9	67.6	143.7

Fixed charges, as per above	266.4	241.4	180.3	17.8	287.1	263.2	61.6	58.6
Preferred stock dividends and accretion, on a pre-tax basis (1)	—	—	—	—	—	30.5	—	24.2

Total combined fixed charges and preferred stock dividend requirements	266.4	241.4	180.3	17.8	287.1	293.7	61.6	82.8

Ratio of earnings to combined fixed charges and preferred stock dividend requirements			7.2			1.1	1.1	1.7

Deficiency of (loss) earnings to combined fixed charges and preferred stock dividend requirements	$(507.2)	$(914.8)		$(20.0)	$(132.3)

(1)	Preferred stock dividends and accretion amounts represent pre-tax earnings required to cover post-tax dividends and accretion on preferred stock, using a marginal income tax rate of 35%.